UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): February 24, 2010



T H E   D I X I E   G R O U P

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   **Results of Operations and Financial Condition.**

On February 24, 2010, The Dixie Group, Inc. issued a press release reporting results for the fourth quarter and fiscal year ended December 26, 2009.

Item 9.01.   **Financial Statements and Exhibits.**

(c)   Exhibits

(99.1)   Press Release, dated February 24, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 24, 2010   **THE DIXIE GROUP, INC.**

                                                               By: /s/ Jon A. Faulkner
                                                               Jon A. Faulkner
                                                               Chief Financial Officer



EXHIBIT 99.1

THE DIXIE GROUP

CONTACT: Jon Faulkner
Chief Financial Officer
706-876-5814
jon.faulkner@dixiegroup.com

THE DIXIE GROUP REPORTS YEAR END 2009 RESULTS

CHATTANOOGA, Tenn. (February 24, 2010) -- The Dixie Group, Inc. (NASDAQ:DXYN) today reported financial results for the fourth quarter and fiscal year ended December 26, 2009. In the fourth quarter of 2009, the Company recorded $3,255,000 of pre-tax costs for consolidation, asset impairment and severance expenses, of which $1,459,000 were non-cash expenses.

Including the unusual items, the Company reported an after-tax loss from continuing operations of $3,376,000, or $0.27 per diluted share, in the fourth quarter of 2009, compared with a loss from continuing operations of $31,761,000, or $2.59 per diluted share, for the fourth quarter of 2008. Excluding the unusual items, the non-GAAP loss from continuing operations was $1,297,000, or $0.10 per diluted share, for the fourth quarter of 2009, compared with non-GAAP loss from continuing operations of $4,077,000, or $0.33 per diluted share, for the fourth quarter of 2008. Sales for the fourth quarter of 2009 were $52,782,000, down 15% from $61,916,000 in the year-earlier quarter.

For the fiscal year ended December 26, 2009, the loss from continuing operations, including the unusual items, was $41,818,000, or $3.39 per diluted share, compared with a loss from continuing operations of $31,128,000, or $2.50 per diluted share, for the year ended December 27, 2008. Excluding the unusual items, the non-GAAP loss from continuing operations was $9,763,000 or $0.79 per diluted share, for fiscal 2009 compared with non-GAAP loss from continuing operations of $3,444,000, or $0.28 per diluted share, for fiscal 2008. Sales for fiscal 2009 were $203,480,000, down 28% from sales of $282,710,000 in the prior year.

Commenting on the results, Daniel K. Frierson, chairman and chief executive officer, said, “The fourth quarter performance was comparatively better than the third quarter. While carpet sales were down about 14% from the prior-year period, income from continuing operations improved. The residential market improved during the quarter; however, the commercial sector continued to show weakness. Overall, we believe we are making progress toward our objective of returning the Company to profitability at the current business activity level.

“Starting in 2008 and continuing through 2009, we have taken a number of actions to lower our costs, increase cash flow and return to profitability. We reduced salaries, eliminated our 401(k) match, significantly reduced inventories and capital expenditures, combined manufacturing operations, realigned our three residential businesses, and reduced our number of associates by 28%.

-MORE-

"During the year, we completed the consolidation of our Eton tufting facility into our Atmore plant, the consolidation of our Pullman tufting facility into our Susan Street plant, and the consolidation of our three residential brands under one management structure. The results of these consolidations will show up in 2010 with improved operational capability, less under-absorbed fixed cost, and continued cost reductions.

"Our plans to reduce inventory and limit capital expenditures have continued. Inventories were down 7% in the fourth quarter, compared with the third quarter, and were down 27%, or $20.0 million, compared with inventory levels at the beginning of the year. Capital expenditures for the year were $2.4 million, or 18% of depreciation and amortization. Total debt was reduced $9.4 million during the fourth quarter and $26.1 million year-to-date, due to lower working capital and capital expenditures.

"Raw material prices have continued to escalate and; therefore, carpet price increases have been announced for residential products, which will be effective in the first quarter. We also have filed for a federal tax refund in excess of $6 million, utilizing the five-year net operating loss carryback rule Congress passed in November. We anticipate the refund to be received in the first half of the year.

"We have continued to emphasize new product introductions that we believe better positions us for growth as the market improves. During the year, we experienced solid growth in our new wool collections at the upper end and strong growth from our new polyester products in the Dixie Home line. We have been able to take advantage of new technologies, such as the recently introduced ColorTron hollow needle tufting technology that provides a woven look with tufting flexibility. This and other new technologies enable us to offer differentiated products that separate us from the competition.

"As past experience has shown us, we are seeing the residential business return ahead of the commercial business, as evidenced in the fourth quarter. We cannot predict how long the current economic downturn will last or its impact on the markets we serve, but we continue to make changes that will allow us to weather the current economic storm and benefit our business when market conditions improve," Frierson concluded.

The Company's loss from discontinued operations was $104,000, or $0.01 per diluted share, for the fourth quarter of 2009, compared with a loss from discontinued operations of $107,000, or $0.01 per diluted share, for the prior year. Including discontinued operations, the Company reported a net loss of $3,480,000, or $0.28 per diluted share, for the fourth quarter of 2009 compared with a net loss of $31,868,000, or $2.60 per diluted share, for the year-earlier period. For the year of 2009, the loss from discontinued operations was $280,000 or $0.02 per diluted share compared to a loss of $275,000 or $0.02 per diluted share for 2008. Including discontinued operations, the Company reported a net loss of $42,098,000, or $3.41 per diluted share, for the fiscal 2009 compared with net loss of $31,403,000, or $2.52 per diluted share, for the year-earlier period.

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's web site or at www.earnings.com. The simulcast will begin at approximately 11:00 a.m. Eastern Time on February 24, 2010. A replay will be available approximately two hours later and will continue for approximately 30 days. If Internet access is unavailable, a listen-only telephonic conference will be available by dialing (913) 312-0943 at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 2746184 when prompted for the access code.

-MORE-

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets, Dixie Home, Masland Contract and Whitespace brands.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

THE DIXIE GROUP, INC.
Consolidated Condensed Statements of Operations
(unaudited; in thousands, except earnings per share)

	Three Months Ended				Twelve Months Ended			
		Dec. 26, 2009		Dec. 27, 2008		Dec. 26, 2009		Dec. 27, 2008
NET SALES	$	52,782	$	61,916	$	203,480	$	282,710
Cost of sales		38,142		45,762		151,308		204,558
GROSS PROFIT		14,640		16,154		52,172		78,152
Selling and administrative expenses		15,088		19,361		60,425		76,115
Other operating income		(82)		(135)		(642)		(428)
Other operating expense		371		399		756		945
Facility consolidation and severance expenses		1,796		2,317		4,091		2,317
Impairment of assets		1,459		4,478		1,459		4,478
Impairment of goodwill		---		23,121		31,406		23,121
OPERATING LOSS		(3,992)		(33,387)		(45,323)		(28,396)
Interest expense		1,278		1,551		5,521		5,965
Other income		(17)		(31)		(357)		(379)
Other expense		8		22		176		53
Loss from continuing operations before income taxes		(5,261)		(34,929)		(50,663)		(34,035)
Income tax benefit		(1,885)		(3,168)		(8,845)		(2,907)
Loss from continuing operations		(3,376)		(31,761)		(41,818)		(31,128)
Loss from discontinued operations, net of tax		(104)		(107)		(280)		(275)
NET LOSS	$	(3,480)	$	(31,868)	$	(42,098)	$	(31,403)
BASIC EARNINGS (LOSS) PER SHARE:								
Continuing operations	$	(0.27)	$	(2.59)	$	(3.39)	$	(2.50)
Discontinued operations		(0.01)		(0.01)		(0.02)		(0.02)
Net loss	$	(0.28)	$	(2.60)	$	(3.41)	$	(2.52)
DILUTED EARNINGS (LOSS) PER SHARE:								
Continuing operations	$	(0.27)	$	(2.59)	$	(3.39)	$	(2.50)
Discontinued operations		(0.01)		(0.01)		(0.02)		(0.02)
Net loss	$	(0.28)	$	(2.60)	$	(3.41)	$	(2.52)
Weighted-average shares outstanding:								
Basic		12,475		12,251		12,331		12,449
Diluted		12,475		12,251		12,331		12,449

THE DIXIE GROUP, INC.
Consolidated Condensed Balance Sheets
(in thousands)

	Dec. 26, 2009		Dec. 27, 2008
ASSETS	*(Unaudited)*		
Current Assets			
Cash and cash equivalents	$	56	$ 113
Receivables, net		26,150	32,976
Inventories		55,156	75,167
Other		4,683	5,893
Total Current Assets		86,045	114,149
Net Property, Plant and Equipment		79,756	94,060
Goodwill		---	33,406
Other Assets		13,255	11,048
TOTAL ASSETS	$	179,056	$ 252,663
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued expenses	$	24,745	$ 27,691
Current portion of long-term debt		8,434	8,832
Total Current Liabilities		33,179	36,523
Long-Term Debt			
Senior indebtedness		46,480	68,549
Capital lease obligations		707	1,806
Convertible subordinated debentures		12,162	14,662
Deferred Income Taxes		5,830	10,713
Other Liabilities		13,191	12,822
Stockholders' Equity		67,507	107,588
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	179,056	$ 252,663

-MORE-

THE DIXIE GROUP, INC.
Reconciliation of Loss from Continuing Operations to Non-GAAP Loss from Continuing Operations
(unaudited; in thousands, except earnings per share)

	Three Months Ended		Year Ended	
	Dec. 26, 2009	Dec. 27, 2008	Dec. 26, 2009	Dec. 27, 2008
Loss from continuing operations, after tax	$ (3,376)	$ (31,761)	$ (41,818)	$ (31,128)
Add: Goodwill and asset impairments and consolidation and severance cost, after tax	2,079	27,684	32,055	27,684
Non-GAAP loss from continuing operations, after tax	(1,297)	(4,077)	(9,763)	(3,444)
Non-GAAP basic loss from continuing operations per share	$ (0.10)	$ (0.33)	$ (0.79)	$ (0.28)
Basic average shares outstanding	12,475	12,251	12,331	12,449
Non-GAAP diluted loss from continuing operations per share	$ (0.10)	$ (0.33)	$ (0.79)	$ (0.28)
Diluted average shares outstanding	12,475	12,251	12,331	12,449

The Company believes a review of both GAAP and the above non-GAAP measures is useful for itself and investors in order to evaluate the Company's performance and for future planning and forecasting.

-END-